UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K is hereby incorporated by reference into the registration statements of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

AMARIN CORPORATION PLC

Exhibit	Description

99.1	Press release dated December 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/S/ JOHN THERO
John Thero
President

Date: December 20, 2010

Exhibit 99.1

Amarin Completes Patient Randomization in Phase 3 ANCHOR Trial

Study Designed to Position AMR101 as First-in-Class Drug for Treating High

Triglyceride Levels in Statin-Treated Patients with Mixed Dyslipidemia;

ANCHOR Trial Studies a Separate Indication for AMR101 than Studied in Recently

Reported Phase 3 MARINE Trial

MYSTIC, Conn., and DUBLIN, Dec. 16, 2010 – Amarin Corporation plc (Nasdaq: AMRN), a clinical-stage biopharmaceutical company with a focus on cardiovascular disease, today reported the completion of patient randomization for its ANCHOR trial, a pivotal Phase 3 trial of AMR101. The Company indicated that it anticipates reporting top-line results from this trial in Q2 2011 (the Company’s previous guidance for the timing of such results was mid-2011).

The ANCHOR trial is a multi-center, placebo-controlled, randomized, double-blind, 12-week pivotal study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 (ethyl-EPA) in patients with high triglyceride levels from 200 mg/dL to less than 500 mg/dL who are also on statin therapy. Patients in this trial are characterized as having high triglyceride levels with mixed dyslipidemia (two or more lipid disorders) and are at significant risk of cardiovascular disease. No omega-3 based therapy is approved by the FDA for treating this patient population.

The ANCHOR trial is being conducted under a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA). The trial recruited and randomized 702 patients. Prior to randomization into the 12-week treatment period, all patients underwent a six-to-eight week washout period of lipid altering drugs, as well as diet and lifestyle stabilization. The Company expects that the 702 patients randomized will be sufficient to demonstrate statistical significance in accordance with the trial protocol. All of the clinical sites in the trial are in the U.S. The primary endpoint in the trial is the percent change in triglyceride level from baseline to week 12. An important secondary endpoint in the ANCHOR trial is to show that the addition of AMR101 to statin therapy does not increase LDL-cholesterol (LDL-C or “bad cholesterol”) compared to placebo in this population.

“We are pleased that the ANCHOR study has been able to complete the patient randomization process before the end of 2010,” said Joseph S. Zakrzewski, Executive Chairman and Chief Executive Officer of Amarin. “Following the very positive results of the recently reported MARINE study in which AMR101 demonstrated that it reduced triglyceride levels without increasing LDL-C in patients with very high triglycerides (>500 mg/dL), the ANCHOR study evaluates AMR101 in a different and larger patient population. AMR101 is designed to be first-in-class for this indication. In the U.S. alone, there are 36 million patients with triglyceride levels in the range being studied in the ANCHOR trial.”

On November 29, 2010, the Company reported positive top-line data for its pivotal Phase 3 MARINE study. In that study, AMR101 was shown to effectively lower triglyceride levels in patients with very high triglycerides (>500mg/dl) without increasing LDL-C. AMR101 is the first omega-3 based product outside of Japan to demonstrate statistically significant triglyceride reduction without an increase in LDL-C. The Company believes that this is because AMR101, like a similar product in Japan, consists of >96% ethyl-EPA (ethyl icosapentate) and no DHA (Docosahexaenoic acid). DHA has been linked to increases in LDL-C. The MARINE study results also included favorable findings with respect to significant reductions in total cholesterol, non-HDL-C, Apo B, and Lp-PLA2 levels together with a safety profile for AMR101 that appears to be both comparable to placebo and more favorable compared to other triglyceride lowering therapies. The MARINE study was conducted in a population representative of millions of people with very high triglyceride levels, including more than 3.8 million in the U.S. Amarin believes that AMR101 is positioned to be best-in-class for this indication.

About Amarin

Amarin Corporation plc is a clinical-stage biopharmaceutical company with expertise in lipid science focused on the treatment of cardiovascular disease. The Company’s lead product candidate is AMR101, the active ingredient in which is ethyl-EPA (ethyl icosapentate). On November 29, 2010, the Company reported positive, statistically significant top-line results from the MARINE trial, the first of its Phase 3 clinical trials of AMR101. In the MARINE trial, AMR101 was investigated as a treatment for very high triglycerides (>500 mg/dL). AMR101 is presently being investigated in a second Phase 3 clinical trial, the ANCHOR trial, for the treatment of patients on statin therapy with high triglycerides (≥200 and <500mg/dL) with mixed dyslipidemia. The MARINE trial was, and the ANCHOR trial currently is, conducted under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. For more information, including a summary of MARINE trial top-line results, please visit www.amarincorp.com.

Investor Contact Information:

John F. Thero

President

In U.S.: +1 (860) 572-4979

investor.relations@amarincorp.com

Lee M. Stern

The Trout Group

In U.S.: +1 (646) 378-2922

lstern@troutgroup.com

Media Contact Information:

David Schull or Martina Schwarzkopf, Ph.D.

Russo Partners

In U.S.: +1 (212) 845-4271 or +1 (212) 845-4292 (office)

              +1 (347) 591-8785 (mobile)

david.schull@russopartnersllc.com

martina.schwarzkopf@russopartnersllc.com

Mark Swallow or David Dible

Citigate Dewe Rogerson

In U.K.: +44 (0)207 638 9571

mark.swallow@citigatedr.co.uk

Disclosure Notice

This press release contains forward-looking statements, including statements about the timing and success of clinical trial results, competitive market positioning and the commercial opportunity for AMR101, including the number of patients that could potentially benefit from AMR101. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: anticipated operating losses and the likely need for additional capital to fund future operations; uncertainties associated generally with research and development, clinical trials and related regulatory approvals; the risk that historical clinical trial enrolment and randomization rates may not be predictive of future results; uncertainties relating to the timing of data collection and analysis for the ANCHOR and MARINE trials; dependence on third-party manufacturers, suppliers and collaborators; significant competition; loss of key personnel; and uncertainties associated with market acceptance and adequacy of reimbursement, technological change and government regulation. A further list and description of these risks, uncertainties and other matters can be found in Amarin’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

SOURCE Amarin Corporation plc